NSAR Question 77 I

On February 12, 2003, the Trust issued a second class of the All Cap Core Fund and designated it the Adviser Class. It designated the existing class the Memorial Class. The Trust, on behalf of the Adviser Class, has adopted a distribution and service plan pursuant to Rule 12b-1 of the Investment Company Act of 1940. The Plan provides that the Adviser Class will compensate the Trust up to 0.25% of the Class' average daily net assets for certain expenses and costs incurred in connection with providing shareholder servicing and maintaining shareholder accounts and to compensate parties with which it has written agreements and whose clients own shares of the Adviser Class for providing servicing to their clients as well as for providing distribution assistance and promotional support to the Adviser Class.